As filed with the Securities and Exchange Commission on February 8, 2013
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
_______________________________

Customers Bancorp, Inc.
(Exact Name of Registrant as Specified in Its Charter)
_______________________________

Pennsylvania (State or other jurisdiction of incorporation or organization)		27-2290659 (I.R.S. Employer Identification No.)
1015 Penn Avenue Suite 103 Wyomissing PA 19610 (610) 933-2000 (Address of Principal Executive Offices including Zip Code)

Amended and Restated Customers Bancorp, Inc. 2004 Incentive Equity and Deferred Compensation Plan
Customers Bancorp, Inc. 2010 Stock Option Plan
Customers Bancorp, Inc. Bonus Recognition and Retention Program
 (Full Title of the Plans)

Jay S. Sidhu
Chairman and Chief Executive Officer
Customers Bancorp, Inc.
1015 Penn Avenue
Suite 103
Wyomissing PA 19610
(610) 933-2000
(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

_______________________________

Copies to:
Christopher S. Connell, Esq.
Lori Buchanan Goldman, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018
Telephone: (215) 564-8000
Facsimile: (215) 564-8120
Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Washington, DC 20036 Telephone: (202) 822-9611 Facsimile: (202) 822-0140

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☒
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐
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CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Voting Common Stock(3)	2,500,000	$14.98	$37,450,000	$5,108.18
Voting Common Stock(4)	3,333,000	$14.98	$49,928,340	$6,810.23
Voting Common Stock(5)	500,000	$14.98	$7,490,000	$1,021.63
Total	6,333,000	$14.98	$94,868,340	$12,940.04

(1)  Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this Registration Statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.

(2)  Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, using the average of the high and low prices as reported in the over-the-counter market on February 6, 2013, which was 14.98 per share.

(3)  To be issued under the Amended and Restated Customers Bancorp, Inc. 2004 Incentive Equity and Deferred Compensation Plan.

(4)  To be issued under the Customers Bancorp, Inc. 2010 Stock Option Plan.

(5)  To be issued under the Customers Bancorp, Inc. Bonus Recognition and Retention Program.
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EXPLANATORY NOTE

Customers Bancorp, Inc. (the “Company”) is registering 2,500,000 shares of its voting common stock, par value $1.00 per share (“Voting Common Stock”), under the Amended and Restated Customers Bancorp, Inc. 2004 Incentive Equity and Deferred Compensation Plan, 3,333,000 shares of Voting Common Stock under the Customers Bancorp, Inc. 2010 Stock Option Plan and 500,000 shares of Voting Common Stock under the Customers Bancorp, Inc. Bonus Recognition and Retention Program.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing information required by Part I of Form S-8 and related to this Registration Statement are omitted from this Registration Statement in accordance with the note to Part I of Form S-8. The Company will send or give to each participant in each Plan a copy of the documents containing information specified in Part I of Form S-8, as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (“Securities Act”). In accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”), the documents containing information specified in Part I are not being filed with or included in this Registration Statement. The documents containing information related to each Plan and the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, each constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Certain Documents by Reference

The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Registration Statement. These documents may include periodic reports, such as our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as definitive Proxy Statements.  Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Therefore, in the case of a conflict or inconsistency between information set forth in this Registration Statement and information incorporated by reference into this Registration Statement, you should rely on the information contained in the document that was filed later.

This Registration Statement incorporates by reference the documents listed below that we previously have filed with the SEC.

•	Our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 21, 2012;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 15, 2012;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 14, 2012;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the SEC on November 14, 2012;

•	Our Definitive Proxy Statement on Schedule 14A filed with the SEC on June 7, 2012; and

•
Our Current Reports on Form 8-K filed with the SEC on each of August 22, 2012, August 28, 2012, September 11, 2012, September 17, 2012, September 21, 2012, October 22, 2012, December 20, 2012, January 31, 2013 (excluding the information furnished under Item 2.02 and the information incorporated by reference therein), and February 5, 2013.

We are also incorporating by reference, as of the date of their filing, all other documents that we subsequently file with the SEC pursuant to Section 13(a), 13(c), 14 or 15 (d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4.  Description of Securities

The following description of our Voting Common Stock and Class B Non-Voting Common Stock is a summary. This summary is not complete and is subject to the complete text of our articles of incorporation, as amended, and bylaws, copies of which are incorporated by reference as exhibits to this Registration Statement.  We encourage you to read those documents carefully.

General

We are authorized to issue up to an aggregate amount of 300,000,000 shares of stock, which is divided into three equal classes: (i) 100,000,000 shares of Voting Common Stock, par value $1.00 per share, (ii) 100,000,000 shares of Class B Non-Voting Common Stock, par value $1.00 per share and (iii) 100,000,000 shares of preferred stock.  Our board of directors has the authority to establish and divide the authorized and unissued shares of Voting Common Stock and of Class B Non-Voting Common Stock into series or classes and to fix and determine, to the extent not already determined in our articles of incorporation, the designations, preferences, and other special rights, including conversion rights, and the qualifications, limitations, or restrictions on those rights attributable to the shares in a series or class.  As of December 31, 2012,  there are 13,767,605 shares of Voting Common Stock and 4,691,897 shares of Class B Non-Voting Common Stock issued and outstanding.

Our board of directors also has the authority to establish and divide the authorized and unissued shares of preferred stock into series or classes or both and to determine whether or not shares in any series or class of preferred stock have par value and, if so, the par value, whether or not the shares in a series or class have voting rights and if so whether those voting rights are full, limited, multiple or fractional, and for each series or class of preferred stock, the designations, preferences, and other special rights, if any, including dividend rights, conversion rights, redemption rights and liquidation preferences, if any, and the qualifications, limitations, or restriction on those rights, and the number of shares of each series or class.  There are no shares of preferred stock currently outstanding.

Our board of directors previously created two series of preferred stock, Fixed Rate Perpetual Preferred Stock, Series A (the “Series A Preferred”) and Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred”).  All of the shares designated as Series A Preferred and all of the shares designated as Series B Preferred in their respective Certificates of Designations were issued on September 17, 2011 and all of these shares of Series A Preferred and Series B Preferred were subsequently repurchased by us on December 28, 2011 and are no longer outstanding.  The shares of Series A Preferred and Series B Preferred have been canceled, and the authorized number of shares of each series have reverted to authorized but unissued shares of preferred stock and may be issued as part of any series of preferred stock hereafter designated by the board of directors.  Additionally, in connection with the consummation of the Acacia Transaction, which remains subject to a number of conditions including receipt of various regulatory approvals, the Company has agreed to designate a new series of preferred stock as Perpetual Non-Cumulative Preferred Stock, Series C (the “Series C Preferred”).  The Series C Preferred will have certain dividend and liquidation preferences, will be non-voting except in certain limited circumstances and as otherwise required by law, will be subject to optional redemption, and will not be subject to any preemptive rights.

Our board of directors, in its sole discretion, has authority to sell any treasury stock and/or unissued securities, options, warrants, or other rights to purchase any of our securities, upon such terms as it deems advisable. Our board of directors could issue preferred stock, or additional shares of Voting Common Stock or Class B Non-Voting Common Stock, with terms different from those of our existing common stock, at any time.

Voting rights

The holders of shares of Voting Common Stock have the right to elect our board of directors and to act on such other matters as are required to be presented to them.  Each holder of Voting Common Stock is entitled to one vote per share.  The holders of Voting Common Stock do not have the right to vote their shares cumulatively in the election of directors. This means that, for each director position to be elected, a shareholder may only cast a number of votes equal to the number of shares held by the shareholder.

Any action that would significantly and adversely affect the rights of the Class B Non-Voting Common Stock with respect to the modification of the terms of those securities or dissolution requires the approval of the holders of Class B Non-Voting Common Stock voting separately as a class. Otherwise, the holders of the Class B Non-Voting Common Stock have no voting power, and do not have the right to participate in or have notice of any meeting of shareholders.

Because our articles of incorporation permit the board of directors to set the voting rights of preferred stock, it is possible that holders of one or more series of preferred stock issued in the future could have voting rights of any sort, which could limit the effect of the voting rights of holders of Voting Common Stock.

Dividend rights

The holders of Voting Common Stock and Class B Non-Voting Common Stock are entitled to receive an equal amount of dividends per share if, as and when declared from time to time by our board of directors. In no event shall any stock dividends or stock splits or combinations of stock be declared or made on Voting Common Stock or Class B Non-Voting Common Stock unless the shares of Voting Common Stock and Class B Non-Voting Common Stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of common stock, shares of Class B Non-Voting Common Stock shall only be entitled to receive shares of Class B Non-Voting Common Stock and shares of Voting Common Stock shall only be entitled to receive shares of Voting Common Stock.

Because our articles of incorporation permit our board of directors to set the dividend rights of preferred shares, it is possible that holders of one or more series of preferred shares issued in the future could have dividend rights that differ from those of the holders of Voting Common Stock or Class B Non-Voting Common Stock, or could have no right to the payment of dividends.  If the holders of a class or series of preferred stock is given dividend rights, the right of holders of preferred shares to receive dividends could have priority over the right of holders of Voting Common Stock or Class B Non-Voting Common Stock to receive dividends.

Authority Under Pennsylvania Business Corporation Law.  Our board of directors has the authority to declare dividends on its common and preferred stock, subject to statutory and regulatory requirements.  Pennsylvania law permits a business corporation such as us to pay dividends if, after giving effect to the dividend, it is able to pay its debts as they come due in the usual course of business, and its assets exceed its liabilities plus any amount that would be needed, if the corporation were to be dissolved at the time of the dividend, to satisfy any preferential rights upon dissolution of shareholders whose preferential rights rank higher than the rights of the shareholders receiving the dividend.  However, our ability to pay dividends will be restricted by banking laws and Customers Bank’s ability to pay dividends to Customers Bancorp.

Federal Bank Holding Company Act Policies Applicable to Cash Dividends.  The Federal Reserve Board, which is the federal banking regulator, considers adequate capital to be critical to the health of individual banking organizations and to the safety and stability of the banking system. A major determinant of a bank’s or bank holding company’s capital adequacy is the strength of its earnings and the extent to which its earnings are retained and added to capital or paid out to shareholders in the form of cash dividends.

The Federal Reserve Board believes that a bank or bank holding company generally should not maintain its existing rate of cash dividends on Voting Common Stock unless (1) the organization’s net income available to common shareholders over the past year has been sufficient to fully fund the dividends and (2) the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality, and overall financial condition. The Federal Reserve may strongly encourage, or require, a banking organization whose cash dividends are inconsistent with either of these criteria to cut or eliminate its dividends.

The Federal Reserve Board also believes it is inappropriate for a banking organization that is experiencing serious financial problems or that has inadequate capital to borrow in order to pay dividends since this can result in increased leverage at the very time the organization needs to reduce its debt or increase its capital. Similarly, the payment of dividends based solely or largely upon gains resulting from unusual or nonrecurring events, such as the sale of the organization’s building or the disposition of other assets, may not be prudent or warranted, especially if the funds derived from such transactions could be better employed to strengthen the organization’s financial resources. Furthermore, a fundamental principle underlying the Federal Reserve’s supervision and regulation of bank holding companies is that bank holding companies should serve as a source of managerial and financial strength to their subsidiary banks. The Federal Reserve believes, therefore, that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of bank subsidiaries, or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company’s ability to serve as a source of strength. Thus, for example, if a major subsidiary bank is unable to pay dividends to its parent company—as a consequence of statutory limitations, intervention by the primary supervisor, or noncompliance with regulatory capital requirements—the Federal Reserve may encourage or require a bank holding company to reduce or eliminate its dividends in order to conserve its capital base and provide capital assistance to the subsidiary bank.

The Federal Reserve Board has further stated that a bank holding company should pay cash dividends only out of income over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition, and only if, after paying the dividend, the bank holding company is not in danger of falling below its required regulatory capital adequacy ratios. It has also indicated that a “small bank holding company,” such as Customers Bancorp, is not expected to pay corporate dividends until such time as its debt to equity ratio (determined separately and not on a consolidated basis with its bank subsidiary) is 1:1 or less and its bank subsidiaries are otherwise well-managed, well-capitalized, and not under any supervisory order.

Pennsylvania Banking Code Requirements Applicable to Cash Dividends.  Because Customers Bank is currently and for the foreseeable future, the primary source of cash for payment of dividends by Customers Bancorp, requirements of the Pennsylvania Banking Code setting conditions on payments of dividends by banks will constrain Customers Bank’s ability to provide funds to us to pay dividends to our shareholders. The Pennsylvania Banking Code permits a bank to pay cash dividends only out of accumulated net earnings. Furthermore, if any transfer of net earnings to surplus is required by the Pennsylvania Banking Code to cause our surplus to meet minimum statutory requirements at the time the dividend is to be declared or paid, the transfer must be made prior to the declaration of the dividend, and our surplus cannot be reduced by the payment of the dividend.

For the foregoing reasons, and because a decision by our board of directors to declare and pay cash dividends will depend upon the future financial performance and condition of Customers Bank and Customers Bancorp, no assurances can be given that any dividends will in fact be paid on any class of stock, or that, if dividends are paid, they will not be reduced or discontinued in the future.

Dividend Policy.  The Company has been and intends to continue following a policy of retaining earnings, if any, to increase our net worth and reserves over the next few years. As discussed above, we have not historically declared or paid dividends on our Voting Common Stock, and we do not expect to do so in the near future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior our Voting Common Stock, and other factors deemed relevant by our board of directors.

Redemption, Preemptive Rights and Repurchase Provisions

Our Voting Common Stock and Class B Non-Voting Common Stock have no preemptive rights or redemption or repurchase provisions. The shares are non-assessable and require no sinking fund. Voting Common Stock repurchases are subject to Federal Reserve Board regulations and policy, which generally require that no more than ten percent of the outstanding shares of a bank holding company’s Voting Common Stock may be repurchased in any 12-month period unless the bank holding company is deemed “well-managed” and “well-capitalized” under applicable regulations. Repurchases of our stock will also be constrained by federal and state bank regulatory capital requirements. Repurchases of stock by bank holding companies may also be subject to prior notice to and approval by the Federal Reserve in some cases.

Liquidation Rights

In the event of the liquidation, dissolution or winding up of Customers Bancorp, the holders of Voting Common Stock and Class B Non-Voting Common Stock will be entitled to share ratably in all of our assets remaining after payment of all liabilities, subject, however, to any preferential liquidation rights of holders of any preferred stock outstanding at that time. If our only asset is our ownership of Customers Bank, it is likely that, if Customers Bank is then in liquidation or receivership, our shareholders will not receive anything on account of their shares.

Potential Anti-Takeover Effect of Governing Documents and Applicable Law

Provisions of Governing Documents.  Our articles of incorporation and bylaws contain certain provisions which may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for our Voting Common Stock, a proxy contest for control of the company, the assumption of control of the company by a holder of a large block of Voting Common Stock or the removal of our board of directors. These provisions:

•	Empower our board of directors, without shareholder approval, to issue preferred stock, the terms of which, including voting power, are set by our board of directors;

•	Divide our board of directors into three classes serving staggered three-year terms;

•	Restrict the ability of shareholders to remove directors;

•
Require that shares with at least 80% of total voting power approve mergers and other similar transactions with a person or entity holding stock with more than 5% of our voting power, if a reorganization is not approved, in advance, by two-thirds of the members of our board of directors;

•	Prohibit action by the shareholders without a shareholder meeting;

•	Require that shares representing at least 80% of total voting power approve the repeal or amendment of certain provisions of our articles of incorporation;

•
Require any person who acquires our stock with voting power of 25% or more to offer to purchase for cash all remaining shares of our voting stock at the highest price paid by such person for shares of our voting stock during the preceding year;

•	Eliminate cumulative voting in elections of directors;

•	Require that shares representing at least two-thirds of the total voting power approve any amendment to or repeal of our bylaws;

•
Require that our board of directors give due consideration to the effect of a proposed transaction on the depositors, employees, suppliers, customers and other of our and our subsidiaries’ constituents and on the communities in which we and they operate or are located, and to the business reputation of the other party and our value in a freely negotiated sale and of our future prospects as an independent entity;

•	Require advance notice of nominations for the election of directors and the presentation of shareholder proposals at meetings of shareholders; and

•
Provide that officers, directors, employees, agents and persons who own 5% or more of the voting securities of any other corporation or other entity that owns 66 2/3% or more of our outstanding voting stock cannot constitute a majority of the members of our board of directors.

Provisions of Applicable Law.   The Pennsylvania Business Corporation Law also contains certain provisions applicable to Customers Bancorp which may have the effect of impeding a change in control of Customers Bancorp. These provisions, among other things, prohibit (under Subchapter 25F) for five years, subject to certain exceptions, a “business combination,” which includes a merger or consolidation of the corporation or a sale, lease or exchange of assets with a shareholder or group of shareholders beneficially owning 20% or more of the corporation’s voting power in an election of directors.

In 1990, Pennsylvania adopted legislation amending the Pennsylvania Business Corporation Law.  The 1990 amendments:

•	Expand the factors and groups (including shareholders) which a corporation’s board of directors can consider in determining whether a certain action is in the best interests of the corporation;

•	Provide that a corporation’s board of directors need not consider the interests of any particular group as dominant or controlling;

•
Provide that a corporation’s directors, in order to satisfy the presumption that they have acted in the best interests of the corporation, need not satisfy any greater obligation or higher burden of proof for actions relating to an acquisition or potential acquisition of control;

•
Provide that actions relating to acquisitions of control that are approved by a majority of “disinterested directors” are presumed to satisfy the directors’ standard of care, unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

•
Provide that the fiduciary duty of a corporation’s directors is solely to the corporation and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.

The 1990 amendments provide that the fiduciary duty of directors does not require directors to:

•	Redeem any rights under, or to modify or render inapplicable, any shareholder rights plan;

•
Render inapplicable, or make determinations under, provisions of the Pennsylvania Business Corporation Law, relating to control transactions, business combinations, control-share acquisitions or disgorgement by certain controlling shareholders following attempts to acquire control; or

•
Take action as the board of directors, a committee of the board or an individual director solely because of the effect such action might have on an acquisition or potential or proposed acquisition of control of Customers Bancorp or the consideration that might be offered or paid to shareholders in such an acquisition.

One of the effects of the 1990 amendments may be to make it more difficult for a shareholder to successfully challenge the actions of our board of directors in a potential change in control context. Pennsylvania case law appears to provide that the fiduciary duty standard under the 1990 amendments grants directors the statutory authority to reject or refuse to consider any potential or proposed acquisition of the company.

Pursuant to provisions of our articles of incorporation, and in accordance with Pennsylvania law, we have opted out of coverage by the “disgorgement,” “control transactions,” “control-share acquisitions,” “severance compensation,” and “labor contracts” statutes included in the 1990 amendments. As a result of our opting-out from coverage by these statutes, none of the “disgorgement,” “control transactions,” “control-share acquisitions,” “severance compensation,” nor “labor contracts” statutes would apply to a non-negotiated attempt to acquire control of us, although such an attempt would still be subject to the special provisions of our governing documents.

The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposal that a majority of the shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of our Voting Common Stock at that time. In addition, these provisions may have the effect of assisting our management and board of directors in retaining their positions and placing them in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of our business.

Item 5.  Interests of Named Experts and Counsel

None.

Item 6.  Indemnification of Directors and Officers

Subchapter D of the Pennsylvania Business Corporation Law (“PBCL”) provides for indemnification of, and insurance for any person who is or was a representative of Customers Bancorp and specifically empowers us to indemnify, subject to the standards therein prescribed, any person who is or was a representative of Customers Bancorp in connection with any action, suit or proceeding brought or threatened by reason of the fact that he is or was a representative of Customers Bancorp. Article 8.02 of Customers Bancorp’s Bylaws requires us to indemnify each of our directors and officers in such capacity in which any such director or officer acts for or on behalf of Customers Bancorp including as an employee or agent.

Article Eight of our bylaws limits the personal liability of directors for monetary damages and provides for indemnification of officers and directors, as described below.  These provisions may not be amended to increase the directors’ exposure to liability or to decrease the indemnification to directors, officers or others except by the affirmative vote of 2/3 of the entire board of directors or 80% of the votes which all shareholders are entitled to cast.

Section 8.01 provides that, to the fullest extent permitted under Subchapter B of Chapter 17 of the PBCL, our directors shall not be personally liable to us or our shareholders or others for monetary damages for any action taken or any failure to take any action unless the director has breached or failed to perform the duties of his or her office and such breach or failure constitutes self-dealing, willful misconduct or recklessness.  This section does not apply to the responsibility or liability of such director under any criminal statute or with respect to the payment of taxes pursuant to local, state or federal law.

Section 8.02(a) requires Customers Bancorp to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact such person was a director or officer of Customers Bancorp or its bank subsidiaries, or any other direct or indirect subsidiary of Customers Bancorp, or is or was serving at the request of Customers Bancorp as a director or officer of another corporation or entity, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent authorized or permitted by the laws of the Commonwealth of Pennsylvania.

Section 8.02(b) requires us to pay the expenses (including attorney’s fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of any action, suit or proceeding upon the receipt of (i) an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified as authorized under the bylaws and (ii) if requested at the discretion of the board of directors, adequate security or a bond to cover such amounts for which it is ultimately determined that he or she is not entitled to such indemnity.

Section 8.02(c) provides that the right to indemnification and advancement of expenses is not exclusive of any other right to which such persons seeking indemnification and advancement of expenses may be entitled under any agreement, vote of shareholders or disinterested directors, or otherwise.

Section 8.02(d) provides that we may purchase and maintain insurance on behalf of any person, may enter into contracts of indemnification with any person and may create a fund of any nature for the benefit of any person and may otherwise secure in any manner our obligations with respect to indemnification and advancement of expenses regardless of the source of the indemnification right and without respect to whether or not we would have the power to indemnify such person under the bylaws.

Under current Pennsylvania law we do not have the power to indemnify any person for his or her willful misconduct or recklessness.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.  Exemption from Registration Claimed

Not applicable.

Item 8.  Exhibits

The exhibits listed on the Index to Exhibits of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.

Item 9.  Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Wyomissing, Commonwealth of Pennsylvania, on February 8, 2013.

Customers Bancorp, Inc.

By:	/s/ Jay S. Sidhu
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below constitute and appoint Jay S. Sidhu, James D. Hogan and Glenn Yeager, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jay S. Sidhu	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 8, 2013
Jay S. Sidhu
/s/ James D. Hogan	Chief Financial Officer (Principal Financial and Accounting Officer)	February 8, 2013
James D. Hogan
/s/ Daniel K. Rothermel	Director	February 8, 2013
Daniel K. Rothermel
/s/ John R. Miller	Director	February 8, 2013
John R. Miller
/s/ T. Lawrence Way	Director	February 8, 2013
T. Lawrence Way
/s/ Steven J. Zuckerman	Director	February 8, 2013
Steven J. Zuckerman
/s/ Bhanu Choudhrie	Director	February 8, 2013
Bhanu Choudhrie

EXHIBIT INDEX

Exhibit Number	Description
4.1	Amended and Restated Articles of Incorporation of Customers Bancorp, incorporated by reference to Exhibit 3.1 to the Customers Bancorp’s Form 8-K filed with the SEC on April 30, 2012
4.2	Amended and Restated Bylaws of Customers Bancorp, incorporated by reference to Exhibit 3.2 to the Customers Bancorp’s Form 8-K filed with the SEC on April 30, 2012
4.3
Articles of Amendment to the Amended and Restated Articles of Incorporation of Customers Bancorp, incorporated by reference to Exhibit 3.1 to the Customers Bancorp Form 8-K filed with the SEC on July 2, 2012

4.4
Amended and Restated Customers Bancorp, Inc. 2004 Incentive Equity and Deferred Compensation Plan, incorporated by reference to Exhibit 10.7 to the Customers Bancorp’s Form 10-K filed with the SEC on March 21, 2012

4.5	Customers Bancorp, Inc. 2010 Stock Option Plan, incorporated by reference to Exhibit 10.2 to the Customers Bancorp’s Form 10-K filed with the SEC on March 21, 2012
4.6	Customers Bancorp, Inc. Bonus Recognition and Retention Program, incorporated by reference to Exhibit 10.15 to the Customers Bancorp’s Form 10-K filed with the SEC on March 21, 2012
4.7	Form of Stock Option Agreement, incorporated by reference to Exhibit 10.18 to the Customers Bancorp’s Form 10-K filed with the SEC on March 21, 2012
4.8	Form of Restricted Stock Unit Agreement, incorporated by reference to Exhibit 10.17 to the Customers Bancorp’s Form 10-K filed with the SEC on March 21, 2012
5.1	Opinion of Stradley Ronon Stevens & Young, LLP, filed herewith
23.1	Consent of ParenteBeard LLC, filed herewith
23.2	Consent of Stradley Ronon Stevens & Young, LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of the Registration Statement)